                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
--------------------------------                                                                    --------------------------------
             FORM 4                                                                                           OMB APPROVAL
--------------------------------                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:       December 31, 2001
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
--------------------------------                                                                    --------------------------------

1. Name and Address of Reporting Person *

Casuarina Cayman Holdings Ltd.
   (Last)                   (First)                 (Middle)

207 Grandview Drive
                            (Street)

Fort Mitchell               KY                        41017
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

Lodgian, Inc./LOD


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

1/00

5. If Amendment, Date or Original (Month/Year)


6. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------

7. Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X     Form filed by More than One Reporting Person
       -----



                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D)          ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code      V      Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)   (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ----------- ------------
Common Stock, par value $0.01
per share                         1/7/00        P               16,100     A    $4.8750                       (1)         (1)
Common Stock, par value $0.01
per share                         1/11/00       P               50,000     A    $4.7500                       (1)         (1)
Common Stock, par value $0.01
per share                         1/12/00       P               50,000     A    $4.7500     3,091,800         (1)         (1)
-----------------------------  --------------  -------------  ----------  ---   -------  ----------------- ----------- ------------

Reminder: Report on a separate line for each class of                     (Over)
securities beneficially owned directly or indirectly.            SEC 1474 (3-99)

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-       6.  Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-       cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-         piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)        (Month/Day/
                                            ative         Day/                                                     Year)
                                            Security      Year)     -------------  -------------------------  ----------------------
                                                                                                              Date         Expira-
                                                                    Code       V       (A)           (D)      Exer-        tion
                                                                                                              cisable      Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
None.
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses: (1) Casuarina Cayman Holdings Ltd. ("Casuarina") directly owns 493,700 shares of Lodgian, Inc. Common Stock, par value $0.01 per share (the "Shares"). Because William J. Yung may be deemed to control Casuarina, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held directly by Casuarina. In addition, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), Edgecliff Management, LLC ("Management"), Edgecliff Holdings, LLC ("Holdings"), Joseph Yung and William J. Yung, may pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 493,700 Shares owned directly by Casuarina. Holdings directly owns 2,598,100 Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held of record by Holdings. In addition, Casuarina, the 1994 Trust, the 1998 Trust, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 2,598,100 Shares owned directly by Holdings.

CASUARINA CAYMAN HOLDINGS LTD.

          /s/ William J. Yung                       February 3, 2000
     -------------------------------              --------------------
     **Signature of Reporting Person                      Date

Name:  William J. Yung
Title: President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                             Joint Filer Information


Designated Filer:                           Casuarina Cayman Holdings Ltd.

Issuer and Ticker Symbol:                   Lodgian, Inc./LOD

Statement of Month/Year:                    1/00


  Listing of Names and Addresses
    of Other Reporting Persons       Signatures of Other Reporting Persons      Date
---------------------------------- -----------------------------------------  --------
Edgecliff Holdings, LLC            EDGECLIFF HOLDINGS, LLC
207 Grandview Drive
Fort Mitchell, KY  41017           By: /s/ William J. Yung                     2/3/00
                                       -------------------
                                       Name:  William J. Yung
                                       Title: President

Edgecliff Management, LLC          EDGECLIFF MANAGEMENT, LLC
207 Grandview Drive
Fort Mitchell, KY  41017           By: /s/ William J. Yung                     2/3/00
                                       -------------------
                                       Name:  William J. Yung
                                       Title: President

1994 William J. Yung Family Trust  1994 WILLIAM J. YUNG FAMILY
207 Grandview Drive                TRUST
Fort Mitchell, KY  41017
                                   By: The Fifth Third Bank, as Trustee

                                       By: /s/ Timothy A. Rodgers              2/3/00
                                           ----------------------
                                           Name:  Timothy A. Rodgers
                                           Title: Trust Officer

Joseph Yung                        /s/ Joseph Yung                             2/3/00
207 Grandview Drive                ---------------
Fort Mitchell, KY  41017           Joseph Yung

William J. Yung                    /s/ William J. Yung                         2/3/00
1200 Cypress Street                -------------------
Cincinnati, OH  45206              William J. Yung

The 1998 William J. Yung           1998 WILLIAM J. YUNG
and Martha A. Yung Family Trust    AND MARTHA A. YUNG FAMILY
207 Grandview Drive                TRUST
Fort Mitchell, KY  41017
                                   By: The Fifth Third Bank, as Trustee

                                       By: /s/ Timothy A. Rodgers              2/3/00
                                           ----------------------
                                           Name:  Timothy A. Rodgers
                                           Title: Trust Officer

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